Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Genta Incorporated and Subsidiaries:

We consent to the incorporation by reference in the registration statements of Genta Incorporated and Subsidiaries on Form S-8 (No. 333-94181, 333-94185, 333-101022, 333-118987, 333-128381 and 333-161766), S-1 (No. 333-162117), and S-3 (No. 333-163995) of our report dated March 30, 2011, with respect to the consolidated financial statements as of December 31, 2010 (which report expressed an unqualified opinion and included an explanatory paragraph relating to Genta Incorporated’s ability to continue as a going concern) and the effects of the retroactive adjustment for the one-for-fifty reverse common stock split and one-for-one hundred reverse common stock split described in Note 1 to the Consolidated Financial Statements, which report appears in the December 31, 2010 Annual Report on Form 10-K.

/s/ EisnerAmper LLP

Edison, NJ
March 30, 2011